UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Floor 5, Building 2, Yaxin Science & Tech Park,

No.399 Shengxia Road

Pudong New Area

Shanghai, 201203

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes                   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Reliance on SEC Order Providing 45-Day Extension to File Annual Report on Form 20-F

This report on Form 6-K is being furnished to the U.S. Securities and Exchange Commission (the “SEC”) by LightInTheBox Holding Co., Ltd. (the “Company”) in reliance on the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) (the “Order”).

Our business, results of operations, financial condition or prospects could be negatively affected if the risks set forth under “Risk Factor” below occur, and as a result, the trading price of our class A common shares could decline, and you could lose all or part of your investment. In addition to those risks, you should carefully read and consider the risk factors described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which we filed with the SEC on April 29, 2019 (including any amendments thereto filed with the SEC from time to time).

Extension of Deadline

Pursuant to the Order, the Company hereby announces that it is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) within the prescribed time period. A substantial part of the Company’s facilities is in China. In order to avoid the risk of the virus spreading, the Chinese government has executed various measures such as delaying the resumption of work and travel bans. In addition, there are similar measures enforced in various other countries and regions where the Company also has substantial business operations. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members since early February 2020, including the temporary closures of its offices and having team members work remotely, and, as a result, the form 20-F will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

Notwithstanding the foregoing, the Company expects to file the 2019 Annual Report no later than June 15, 2020 (which is 45 days from the 2019 Annual Report’s original filing deadline of April 30, 2020).

Risk Factor

In light of the Covid-19 outbreak, the Company expects to include a risk factor in its 2019 Annual Report substantially similar to the following (updated as necessary):

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

The recent outbreak of coronavirus disease (“COVID-19”) has created a negative impact on macro-economy in China and our normal business activities in certain infected areas. For instance, COVID-19 has resulted in a noticeable delay to the delivery schedule of products purchased through our online platform, and disruption to our customers, supplier chains and staff, particularly in mainland China and Asia, and further to our global operations. Currently, it remains unclear how the situation will evolve through 2020 and we continue to monitor the situation closely. We are unable to accurately and comprehensively forecast the potential impact of the COVID-19 outbreak. Should COVID-19 have a continued adverse effect on our operation and transaction volume, macro-economy in China and global economy, our business, financial condition and results of operations may be materially and adversely affected.

Our business could be materially and adversely affected by the outbreak of pandemics. Other pandemics that could disrupt our business include influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, including H7N9, severe acute respiratory syndrome (SARS), Ebola virus disease or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our suppliers and couriers and otherwise reduce the activity levels of our work force and the work force of our suppliers and couriers, causing a material and adverse effect on our business operations.

In addition, our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. Occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around our warehouses, sourcing offices or suppliers may materially and adversely affect our business and results of operations. We may also be particularly vulnerable to catastrophes in Europe and North America, where most of our customers are located. In addition, any uncertainty on the Korean Peninsula, where many suppliers of Ezbuy are located, may also have an adverse impact on our business operations.

Changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our customers and could decrease demand for our products. Because we only have limited insurance covering certain of our warehouses and do not maintain insurance for all of our properties, significant time could be required to resume our operations and our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

Forward-Looking Statements

This report on Form 6-K may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Jian HE
Name:	Jian HE
Title:	Chief Executive Officer

Date: April 30, 2020